SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company)

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Douglas P. Williams

Executive Vice President

Wells Real Estate Investment Trust, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

(770) 449-7800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and communications on Behalf of the Person Filing Statement)

Copies to:

Donald Kennicott, Esq.

Howard S. Hirsch, Esq.

Holland & Knight LLP

1201 West Peachtree Street, N.E.

One Atlantic Center, Suite 2000

Atlanta, Georgia 30309-3400

(404) 817-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by Madison Investment Trust Series 79, Madison Liquidity Investors, LLC, and Madison Capital Management, LLC (collectively, the Offerors”) to purchase up to 23,300,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Wells Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), at a price of $8.00 per share, less the amount of any dividends declared or paid with respect to the Common Stock between February 27, 2007 and April 13, 2007 or such other date to which the Offer is extended (the “Offer Price”). As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject such offer.

Item 1.	Subject Company Information.

(a) The Company’s name and the address and telephone number of its principal executive offices are as follows:

Wells Real Estate Investment Trust, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

(770) 449-7800.

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 465,880,187 shares outstanding as of February 20, 2007.

Item 2.	Identity and Background of Filing Person

(a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated herein by reference.

(d) This Schedule 14D-9 relates to the tender offer by the Offerors pursuant to which the Offerors have offered to purchase, subject to certain terms and conditions, up to 23,300,000 outstanding shares of Common Stock at a cash purchase price of $8.00 per share, less the amount of any dividends declared or paid with respect to the Common Stock between February 27, 2007 and April 13, 2007 or such other date to which the Offer is extended. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on February 27, 2007 (together with the exhibits thereto, the “Schedule TO”). The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Offerors’ Schedule TO, the name, business address and telephone number of the Offerors are Madison Capital Management, LLC, Madison Investment Trust Series 79, and Madison Liquidity Investors, LLC, 6143 S Willow Drive, Suite 200, Greenwood Village, Colorado 80111, (303) 957-2050.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

(d) To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Offerors and their executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in: (A) the section entitled “Item 1A. Risk Factors—Risks Related to Conflicts of Interest” in the Annual Report on Form 10-K filed by the Company with the SEC on March 28, 2006 and incorporated herein by reference; (B) the sections entitled “Certain Information About Management—Compensation of Directors,” “Executive Compensation,” “Certain Relationships and Related Transactions” and “Stock Ownership” in the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 24, 2006 and incorporated herein by reference; and (C) the sections entitled “Risk Factors,” “Description of the Internalization Transaction,” “Proposal IV: The Incentive Plan Proposal—Compensation of our Executive Officers and Directors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wells Real Estate Investment Trust, Inc.—Related-Party Transactions and Agreements” and “Wells Real Estate Investment Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003—Note 11. Related-Party Transactions” in the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on February 26, 2007 and incorporated herein by reference. The Annual Report on Form 10-K and both of the Definitive Proxy Statements on Schedule 14A referred to above were previously delivered to all stockholders and are available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors of the Company, at a telephonic meeting held on March 2, 2007, evaluated and assessed the terms of the Offer, as well as other relevant facts and information. At such meeting, the Board unanimously determined that the Offer was not in the best interests of the stockholders of the Company and concluded to recommend that the Company’s stockholders reject the Offer and not tender their Shares to the Offerors pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

(b) Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described above, the Board of Directors (i) consulted with the Company’s management, as well as the Company’s legal advisors; (ii) reviewed the Schedule TO; (iii) relied upon other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (iv) evaluated various relevant and material factors in light of the Board’s knowledge of the business, financial condition, portfolio of properties, and future prospects of the Company. The main factors considered by the Board were (i) the Board’s significant knowledge of each of the Corporation’s assets based upon the review associated with the approval of each acquisition by the Corporation; (ii) the fact that the recent estimated net asset value per share determination of $8.93 made on January 3, 2007 was significantly in excess of the Offer Price on a per share basis; (iii) the historical financial data disclosed on the Company’s Form 10-Q and Form 10-K filings over the past few years; (iv) the current strategies in effect for the future of the Company, including, but not limited to, the pending internalization of the Company’s third-party advisors (collectively, the “Advisor”), which is subject to stockholder approval; and (v) the fact that, pursuant to the Company’s share redemption program, which is anticipated to resume in March 2007, stockholders of the Company may redeem their shares at $8.38 per share, which is higher than the Offer Price. The recommendation of the Board of Directors was made after considering the totality of the information and factors involved, and the foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive.

In light of the factors considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to the Offerors for purchase pursuant to the Offer.

(c) Intent to Tender

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

(a) Not applicable.

Item 6.	Interest in Securities of the Subject Company

(a) During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

(d) The Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

(b) Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide dividends to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

General economic risks

•	Adverse changes in general economic conditions or local conditions;

•	Adverse economic conditions affecting the particular industry of one or more of the Company’s tenants;

Real estate risks

•	The Company’s ability to achieve appropriate occupancy levels resulting in sufficient rental amounts;

•	Supply of, or demand for, similar or competing rentable space which may impact the Company’s ability to retain or obtain new tenants at lease expiration at acceptable rental amounts;

•	Tenant ability or willingness to satisfy obligations relating to the Company’s existing lease agreements;

•	Actual property operating expenses, including property taxes, insurance, property management fees, and other costs at the Company’s properties may differ from anticipated costs;

•	The Company’s ability to secure adequate insurance at reasonable and appropriate rates to avoid uninsured losses or losses in excess of insured amounts;

•	Discovery of previously undetected environmentally hazardous or other undetected defects or adverse conditions at the Company’s properties;

•	The Company’s ability to invest dividend reinvestment plan proceeds to acquire properties at appropriate amounts that provide acceptable returns;

•	Unexpected costs of capital expenditures related to tenant build-out projects, tenant improvements, lease-up costs, or other unforeseen capital expenditures;

•	The Company’s ability to sell a property when desirable at an acceptable return, including the ability of the purchaser to satisfy any continuing obligations to us;

Financing and equity risks

•	The Company’s continued access to adequate credit facilities or other debt financing and refinancing as appropriate;

•	The Company’s ability to pay amounts to the Company’s lenders before any distributions to the Company’s stockholders;

•	Changes in interest rates related to variable rate debt outstanding under the Company’s lines of credit, if any;

•	Possible requirements by lenders that we enter into restrictive covenants relating to the Company’s operations and the Company’s ability to satisfy such restrictions;

•	Future demand for the Company’s equity securities through the Company’s dividend reinvestment plan;

•	Potential changes to the Company’s share redemption program or dividend reinvestment plan;

•	The amount of redemptions or prices paid for redeemed shares approved by the Company’s board of directors in future periods;

Other operational risks

•	The Company’s ability to continue to qualify as a REIT for tax purposes;

•	Administrative operating expenses, including increased expenses associated with operating as a public company, may differ from the Company’s estimates;

•	Changes in governmental, tax, real estate, environmental and zoning laws and regulations and the related costs of compliance;

•

The Company’s ability to maintain compliance with any governmental, tax, real estate, environmental and zoning laws and regulations in the event that such position is questioned by the respective authority; and

•	The Company’s ability to generate cash flow to be able to maintain the Company’s dividend at its current level.

In addition to the foregoing, the Company faces certain additional risks associated with the pending internalization of the Advisor as described more fully in the section entitled “Risk Factors” in the Definitive Proxy on Schedule 14A filed by the Company with the SEC on February 26, 2007 and incorporated herein by reference.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Letter to the stockholders of Wells Real Estate Investment Trust, Inc., dated March 10, 2007•

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by the Wells Real Estate Investment Trust, Inc. with the SEC on March 28, 2006*

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Wells Real Estate Investment Trust, Inc. with the SEC on April 24, 2006*

(e)(3)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Wells Real Estate Investment Trust, Inc. with the SEC on February 26, 2007*

•	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

*	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Douglas P. Williams
Douglas P. Williams
Executive Vice President

Date: March 8, 2007

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Letter to the stockholders of Wells Real Estate Investment Trust, Inc., dated March 10, 2007•

(e)(1)	Excerpt from the Annual Report on Form 10-K filed by the Wells Real Estate Investment Trust, Inc. with the SEC on March 28, 2006*

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Wells Real Estate Investment Trust, Inc. with the SEC on April 24, 2006*

(e)(3)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Wells Real Estate Investment Trust, Inc. with the SEC on February 26, 2007*

•	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.

*	Incorporated by reference as provided in Items 3 and 8 hereto.